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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.      )<F*>


                          FIRST FINANCIAL BANCORPORATION
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $1.25 PER SHARE
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                         (Title of Class of Securities)

                                    320212103
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                                  (CUSIP Number)

                                Jon W. Bilstrom
                          Mercantile Bancorporation, Inc.
                             One Mercantile Center
                           St. Louis, Missouri  63101
                                 (314) 425-2500
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                  May 7, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                 SCHEDULE 13D
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CUSIP No. 320212103                                     Page   1  of   4 Pages
          ------------------------------------               ----    -----
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Mercantile Bancorporation Inc.
      43-0951744
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>             (a) / /
                                                                       (b) / /

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3     SEC USE ONLY

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4     SOURCE OF FUNDS<F*>
      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   / /

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Missouri
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                  7     SOLE VOTING POWER
    NUMBER OF           707,189<F1>
     SHARES      --------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER
    OWNED BY
      EACH       --------------------------------------------------------------
    REPORTING     9     SOLE DISPOSITIVE POWER
     PERSON             707,189<F1>
      WITH       --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      707,189<F1>
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES<F*>                                                           / /

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.9%
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14    TYPE OF REPORTING PERSON<F*>
      HC      CO
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[FN]
                   <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

[FN]
<F1> The reporting person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.



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ITEM 1.    SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $1.25 per share ("First Financial Common Stock"), of First Financial Bancorporation ("First Financial"). The principal executive offices of First Financial are located at 204 East Washington Street, Iowa City, IA 52240.

ITEM 2.    IDENTITY AND BACKGROUND

This Schedule 13D is filed by Mercantile Bancorporation Inc. ("MBI"), a Missouri corporation registered under the Bank Holding Company Act of 1956, as amended. MBI's services concentrate in four major lines of business: consumer, corporate, and trust and investment advisory services. MBI also operates non-banking subsidiaries which provide related financial services, including investment management, brokerage services and asset-based lending. MBI's principal executive offices are located at One Mercantile Center, St. Louis, Missouri 63101.

During the last five years, to the best of MBI's knowledge, neither MBI nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or adminstrative body of competent jurisidiction as a result of which MBI or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to a Stock Option Agreement, dated May 7, 1998, between MBI and First Financial (the "Stock Option Agreement"), First Financial granted MBI an irrevocable option (the "Option") to purchase under certain circumstances and subject to certain adjustments, up to 707,189 authorized and unissued shares of First Financial Common Stock, at a price of $37.75 per share payble in cash, which shares are covered by this Schedule 13D. The shares of First Financial Common Stock subject to the Option would equal 19.9% of the outstanding First Financial Common Stock. Under certain circumstances, First Financial may be required or permitted to repurchase the Option granted by it or the shares of First Financial Common Stock acquired pursuant to the exercise of the Option.

The Option was granted by First Financial as a condition of and in consideration for MBI entering into the Agreement and Plan of Merger, dated May 7, 1998, between MBI, Ameribanc, Inc., a Missouri corporation and wholly owned subsidiary of MBI ("Merger Sub"), and First Financial (the "Merger Agreement").

The exercise of the Option for the full number of shares currently covered thereby would require aggregate funds of $26,696,384.75. It is anticipated that, should the Option become exercisable and should MBI determine to exercise the Option, MBI would obtain the funds for purchase from working capital or by borrowing from parties whose identity is not yet known.

A copy of the Stock Option Agreement is filed as Exhibit 2.1 to this
Schedule 13D and is incorporated herein by reference.

ITEM 4.    PURPOSE OF TRANSACTION

Simultaneously with the execution of the Stock Option Agreement, MBI, Merger Sub and First Financial entered into the Merger Agreement, pursuant to which First Financial will merge (the "Merger") with and into Merger Sub.

Consummation of the Merger is subject to certain conditions, including: (i) receipt of the approval of the Merger Agreement by the shareholders of First Financial; (ii) receipt of the approval of the Federal Reserve Board and various other federal and state regulatory authorities; (iii) registration of the shares of MBI Common Stock to be issued in the Merger under the Securities Act of 1933, as amended, and all applicable state securities laws;
(iv) receipt of an opinion of counsel as to the tax-free nature of certain aspects of the Merger; and (v) satisfaction of certain other conditions. Pursuant to the Merger Agreement, (a) the charter and bylaws, officers and directors of the surviving corporation in the Merger will be the charter and bylaws, officers and directors of the Merger Sub and (b) each share of First Financial Common Stock will be converted into the right to receive 0.88 shares of the common stock of MBI, plus cash in lieu of fractional shares.



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A copy of the Merger Agreement is filed as Exhibit 2.2 to this Schedule
13D and is incoporated herein by reference.

Except as set forth herein, MBI does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional shares of First Financial Common Stock or the disposition of shares of First Financial Common Stock; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving First Financial or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of First Financial or any of its subsidiaries; (iv) any change in the present board of directors or management of First Financial, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of First Financial; (vi) any other material change in First Financial's business or corporate structure; (vii) any change in First Financial's charter or bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of First Financial by any person; (viii) causing a class of securities of First Financial to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of First Financial becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

As a condition and inducement to MBI's entering into the Merger Agreement, First Financial executed a Stock Option Agreement. Although the Stock Option Agreement does not allow MBI to purchase any shares of First Financial Common Stock pursuant thereto unless the conditions to exercise the Option specified in the Stock Option Agreement occur, assuming for purposes of this Item 5 that such conditions are satisfied and MBI is entitled to purchase shares of First Financial Common Stock pursuant to the Option, MBI would be entitled to purchase 707,189 shares of First Financial Common Stock, or 19.9% of the outstanding First Financial Common Stock.

MBI does not currently have the right to acquire any shares of First Financial Common Stock under the Option unless certain events specified in the Stock Option Agreement occur. Accordingly, First Financial disclaims beneficial ownership of such shares under the Securities Exchange Act of 1934, as amended, until such events occur. Assuming for purposes of this
Item 5 that events occurred that would enable MBI to exercise the Option and MBI exercised the Option, MBI would have sole voting power and sole dispositive power with respect to 707,189 shares of First Financial Common Stock acquired pursuant to the Option, subject to First Financial's right to repurchase such shares as set forth in the Stock Option Agreement. MBI does not have, and will not have after the occurrence of the events specified in the Stock Option Agreement, shared voting or dispositive power with respect to any shares of First Financial Common Stock.

To the best of MBI's knowledge, no executive officer or director of MBI beneficially ownes any shares of First Financial Common Stock, nor (except for the issuance of the Option) have any transactions in First Financial Common Stock been effected during the past 60 days by MBI or, to the best knowledge of MBI, by any executive officer or director of MBI. In addition, no other person is known by MBI to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

A copy of the Stock Option Agreement is filed as Exhibit 2.1 to this
Schedule 13D and is incorporated herein by reference. The rights and obligations of First Financial and MBI under the Stock Option Agreement are subject to all required regulatory approvals.

A copy of the Merger Agreement is filed as Exhibit 2.2 to this Schedule 13D and is incorporated herein by reference.



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ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit 2.1 Stock Option Agreement, dated May 7, 1998, by and between Mercantile Bancorporation Inc. and First Financial Bancorporation, filed as Exhibit 2.2 to First Financial Bancorporation's Report on Form 8-K filed May 15, 1998, is incorporated herein by reference.

Exhibit 2.2 Agreement and Plan of Merger, dated May 7, 1998, by and between Mercantile Bancorporation Inc., Ameribanc, Inc. and First Financial Bancorporation, filed as Exhibit 2.1 to First Financial Bancorporation's Report on Form 8-K filed May 15, 1998, is incorporated herein by reference.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 15, 1998                              MERCANTILE BANCORPORATION INC.


                                          By: /s/ Jon W. Bilstrom
                                              ---------------------------------
                                              Jon W. Bilstrom
                                              General Counsel and Secretary